SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding poll results of 2013 annual general meeting of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on May 9, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

POLL RESULTS OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•	There is no objection against or amendment to the proposed resolutions at the AGM;

•	There is no amendment to resolutions duly passed on the previous general meeting;

•	Each resolution was duly passed at the AGM.

I.	CONVENING AND ATTENDANCE OF THE AGM

China Petroleum & Chemical Corporation (“Sinopec Corp” or the “Company”) held its  annual  general  meeting  for  the  year  2013  (the  “AGM”)  at  Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyongmen North Street, Chaoyang District, Beijing, PRC on 9 May 2014 at 9:00 a.m.

1. Number of shareholders and authorised proxies attending the AGM
number of shareholders and authoirsed proxies		46
of which:	A shareholders	43
	H shareholders	3

Total number of valid voting shares held by the attending shareholders or proxies		98,988,646,948
of which:	A shares	86,203,611,378
	H shares	12,785,035,570
Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the AGM (%)		84.754845
of which:	A shares	73.808316
	H shares	10.946529

As at the share registration date (8 April 2014), a total of 116,795,462,154 shares of Sinopec Corp. entitled the holders to attend and vote in favour or against the resolutions at the AGM. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the AGM. There were no shares entitling the holders to attend and abstain from voting in favour under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). No shareholders of Sinopec Corp. are required under the Hong Kong Listing Rules to abstain from voting and none of the shareholders of Sinopec Corp. has stated their intention in the circular of Sinopec Corp. dated 21 March 2014 to vote against or to abstain from voting on any of the resolutions at the AGM.

The on-site AGM was convened by the board of directors of Sinopec Corp. (the “Board”) and chaired by Mr. Fu Chengyu, Chairman of the Board. Sinopec Corp. currently has 15 directors and 9 supervisors as of the time of the AGM. Mr. Zhang Yaocang, as Vice Chairman of the Board; Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Dai Houliang and Mr. Liu Yun, all as directors; Ms. Bao Guoming, independent non-executive director, attended the AGM; Mr. Xu Bin, chairman of the board of supervisors of Sinopec Corp. (the “Board of Supervisors”), Mr. Geng Limin, Mr. Zou Huiping and Mr. Zhou Shiliang, all as supervisors, attended the AGM. Mr. Wang Xinhua, the Chief Financial Officer, Mr. Zhang Haichao and Mr. Jiang Zhenghong, all as the Vice Presidents, were present at the AGM; Mr. Huang Wensheng, the secretary to the Board attended the AGM. The convening of and the procedures for holding the AGM, and the voting procedures at the AGM were in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	Consideration of the resolutions

The  following  resolutions  were  considered  and  approved  respectively  at  the AGM by way of poll:

Ordinary Resolutions:

1.	THAT the Report of the Board for the year 2013 was considered and approved.

A total of 98,984,155,748 shares voted on this resolution, the voting results were as follows:

For: 98,977,362,648 shares (99.993137%)
Against: 6,793,100 shares (0.006863%)

2.	THAT the Report of the Board of Supervisors for the year 2013 was considered and approved.

A total of 98,984,155,748 shares voted on this resolution, the voting results were as follows:

For: 98,977,396,948 shares (99.993172%)
Against: 6,758,800 shares (0.006828%)

3.	THAT the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2013 was considered and approved.

A total of 98,984,155,748 shares voted on this resolution, the voting results were as follows:

For: 98,977,439,248 shares (99.993215%)
Against: 6,716,500 shares (0.006785%)

4.	THAT the profit distribution plan for the year ended 31 December 2013 was considered and approved.

A total of 98,988,646,948 shares voted on this resolution, the voting results were as follows:

For: 98,987,506,448 (99.998848%)

Against: 1,140,500 (0.001152%)

5.	THAT the Board be and is hereby authorised to determine the interim profit distribution plan of Sinopec Corp. for the year 2014.

A total of 98,988,646,948 shares voted on this resolution, the voting results were as follows:

For: 98,987,422,348 shares (99.998763%)
Against: 1,224,600 shares (0.001237%)

6.
THAT PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company be and are hereby re-appointed as the external auditors of Sinopec Corp. for the year 2014, and the Board be and is hereby authorised to determine their remunerations.

A total of 98,988,646,948 shares voted on this resolution, the voting results were as follows:

For: 98,984,834,442 shares (99.996149%)
Against: 3,812,506 shares (0.003851%)

Special Resolutions:

7.
THAT the proposed amendments to the Articles of Association was considered and approved and the secretary to the Board be and is hereby authorised, on  behalf of  Sinopec Corp.,  to deal  with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the Articles of  Association (including cosmetic amendments as requested by the regulatory authorities).

A total of 98,980,921,611 shares voted on this resolution, the voting results were as follows:

For: 98,976,865,605 shares (99.995902%)
Against: 4,056,006 shares (0.004098%)

8.	THAT the Board be and is hereby authorised to determine the proposed plan for the issuance of debt financing instrument(s).

A total of 96,723,884,793 shares voted on this resolution, the voting results were as follows:

For: 88,721,713,022 shares (91.726788%)
Against: 8,002,171,771 shares (8.273212%)

9.	THAT the Board was granted a general mandate to issue new domestic shares and/or overseas listed foreign shares.

A total of 98,584,278,748 shares voted on this resolution, the voting results were as follows:

For: 88,171,222,532 shares (89.437407%)
Against: 10,413,056,216 shares (10.562593%)

III.	Witness by lawyers

Jiang Xueyan and Xu Min from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., Beijing, witnessed the AGM and issued a legal opinion  (the “Legal Opinion”) confirming that the convening of and the procedures for holding the AGM, the voting procedures at the AGM, the eligibility of the convenor of the AGM and the eligibility of the shareholders (or their proxies) attending the AGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the AGM were valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited was appointed as the scrutineer in respect of voting at the AGMNote.

IV.	Documents for inspection

The Legal Opinion.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC,
9 May 2014

Note: Hong Kong Registrars Limited is the H share registrar of Sinopec Corp.

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#            Executive Director
*            Non-executive Director
+           Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: May 12, 2014